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SECURITI 03014915 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 4 2003 187

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Atlantic-Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 Greenwich Avenue
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna A. Toth 203-861-5481
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James E. Manley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Atlantic-Pacific Capital, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

D. A. TOTH
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Atlantic-Pacific Capital, Inc.

Consolidated Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder of
Atlantic-Pacific Capital, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and its subsidiaries (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion. The statement of financial condition of the Company as of December 31, 2001 and for the year then ended was audited by other independent accountants whose report dated February 20, 2002 expressed an unqualified opinion on this statement, except for the effects of not consolidating the Company's wholly owned subsidiaries in its financial statements as required by generally accepted accounting principles.

PricewaterhouseCoopers LLP

March 20, 2003

Assets	
Current assets	
Cash	$ 4,520,111
Placement fees receivable	23,311,794
Interest receivable	391,157
Due from Funds	534,024
Prepaid expenses and other current assets	96,737
Total current assets	28,853,823
Property and equipment (net of accumulated depreciation and amortization of $1,894,375 and $150,974, respectively)	3,668,770
Other assets	
Placement fees receivable	16,783,807
Investment in private investment fund	8,697,500
Security deposits	138,097
Other	4,248
Total other assets	25,623,652
Total assets	$ 58,146,245
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 1,398,924
Accrued revenue participation	3,394,991
Current notes payable	213,487
Total current liabilities	5,007,402
Long term liabilities	
Long term notes payable	2,114,151
Accrued revenue participation	334,492
Total long term liabilities	2,448,643
Total liabilities	7,456,045
Stockholder's equity	50,690,200
Total liabilities and stockholder's equity	$ 58,146,245

The accompanying notes are an integral part of this consolidated financial statement.

1. **Nature of Business**

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD).

The Company raises capital from institutional investors and high net worth individuals for interests in private equity limited partnerships and hedge funds (collectively, the "Funds") that are not publicly traded. The Company earns a fee based on a percentage of capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients typically include a fee retainer and schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

The Company has two subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic-Pacific Capital, LLC I ("APC, LLC I"). APC Ltd. which operates in London, England, markets the services of the Company in Europe and the Middle East. APC, LLC I was organized to participate in certain Funds for which the Company has raised capital. All significant intercompany balances and transactions have been eliminated.

2. **Summary of Significant Accounting Policies**

Basis of presentation
The consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Foreign currency translation
The Company's functional currency is the U.S. dollar. APC Ltd.'s functional currency is the British Pound, its local currency. All assets and liability accounts are translated at year-end exchange rates. Resulting translation adjustments are reported as other comprehensive income, a component of stockholder's equity.

Cash and cash equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. There were no cash equivalents at year-end.

Revenue participation
Pursuant to agreements with certain employees, under specific circumstances, the Company is obligated to compensate such individuals at agreed upon percentages of placement fees received ("revenue participation").

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided.

Investment in private investment fund
In exchange for publicly-traded debt securities, the Company acquired an interest in a private Limited Liability Company (the "LLC"). The Company is restricted from disposing of its

investment by the provisions contained in the LLC agreement. At December 31, 2002, the investment is valued at the cost of the contributed property pursuant to the LLC agreement.

Property and equipment
Property and equipment are recorded at cost. Depreciation and amortization is provided using accelerated methods in accordance with generally accepted accounting principles over the estimated useful lives of the assets. Property and equipment consist of the following:

Asset	Life	Carrying Value
Computer equipment and software	3 - 5 years	$ 723,351
Furniture and fixtures	5 - 7 years	649,185
Aircraft	5 - 7 years	3,439,160
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	902,423
		5,714,119
Less accumulated depreciation and amortization		(2,045,349)
		$ 3,668,770

Income taxes
The stand-alone United States entity, Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes on APC, Inc.'s taxable income. Based upon various apportionment factors and state income tax laws, APC, Inc. may be liable for income taxes in certain states in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

Use of estimates in financial statements
The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Notes Payable

As of December 31, 2002, notes payable consist of the following:

Note payable to Raytheon Aircraft Credit Corporation, due January 2010, payable in monthly installments of \$7,295, including interest at 8.25% through January 2003, and monthly installments of \$7,715, including interest based on the prime rate in effect (as defined) for the remainder of the term. The prime rate was 4.25% at December 31, 2002. The note is secured by a one-eighth interest in an airplane.	\$ 489,723
Note payable to Raytheon Aircraft Credit Corporation, due October 2011, payable in monthly installments of \$7,495, through September 2004 and \$7,993, thereafter, including interest based on the prime rate in effect (as defined), for the remainder of the term. The prime rate was 4.25% at December 31, 2002. The note is secured by a one-eighth interest in an airplane.	585,409
Loan payable to Citicorp USA, Inc., due October 1, 2007, payable in monthly installments of \$6,200 together with interest based on LIBOR plus 1.5% throughout the term. At December 31, 2002, LIBOR was 2.94%.	1,252,506
Total notes payable	2,327,638
Less: current portion	213,487
Total long-term portion	\$ 2,114,151

At December 31, 2002, maturities of notes payable were as follows:

Year ending December 31,	
2003	\$ 213,487
2004	220,949
2005	232,397
2006	239,244
2007	246,388
Thereafter	1,175,173
Total	\$ 2,327,638

4. Operating Leases

The Company leases office space in various cities throughout the United States, Europe and Asia for an aggregate of approximately $45,894 per month under noncancelable operating leases expiring at various dates through March 2012.

The following is a schedule of future minimum lease payments required under these noncancellable operating leases:

Year ending December 31,	
2003	$ 547,223
2004	490,800
2005	393,636
2006	323,260
2007	275,964
Thereafter to 2012	1,192,375
Total	$ 3,223,258

5. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the FDIC up to $100,000. At various times during the year, balances exceeded insured limits.

The Company derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there is a concentration of receivables with these same clients.

6. Customer Securities – Possession and Control Requirements

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

7. Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen times net capital.

At December 31, 2002, the Company had a net capital deficit of $2,246,804. The deficit was primarily a result of reclassifying certain assets from allowable to non-allowable. On January 10, 2003 the Company collected certain placement fees which restored its net capital compliance with Rule 15c3-1.